SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            INDUSTRIAL HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    456160100
                                 (CUSIP number)

                                JOHN L. THOMPSON
                             ST. JAMES CAPITAL CORP.
                       1980 POST OAK BOULEVARD, SUITE 2030
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 24, 1997
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

        Check the following box if a fee is being paid with this statement.  |_|

        The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP No. 456160100

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1   NAME OF REPORTING PERSONS                            St. James Capital Corp.

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               76-0478200
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY
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4   SOURCE OF FUNDS                                                        BK/WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware
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NUMBER OF                    7      SOLE VOTING POWER                    795,000
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8      SHARED VOTING POWER                        0
OWNED BY                     ---------------------------------------------------
EACH                         9      SOLE DISPOSITIVE POWER               795,000
REPORTING                    ---------------------------------------------------
PERSON WITH                  10     SHARED DISPOSITIVE POWER                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                                 795,000
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  16.7
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14      TYPE OF REPORTING PERSON                                              CO
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
     This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 3, 1996, as amended on November 26, 1996 (collectively, the "Original Statement"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of Industrial Holdings, Inc., a Texas corporation ("IHI"), owned by St. James Capital Corp., a Delaware corporation ("SJCC"). This Amendment No. 2 reflects certain material changes in the information set forth in the Original Statement, as follows:

ITEM 2.        Identity and Background

SJCC is the general partner of St. James Capital Partners, L.P., a Delaware limited partnership (the "Partnership"). The directors of SJCC are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, Titus H. Harris, Jr. and William H. Wagner. The executive officers of SJCC are Messrs. Underbrink, Thompson, Feinsilver and Ron Latta. The business address of SJCC and each of its executive officers is 1980 Post Oak Boulevard, Suite 2030, Houston, Texas 77056. The principal occupation of each of the executive officers and directors of SJCC is investment management and each is a citizen of the United States. Mr. Harris is the Chairman of the Board of Harris, Webb & Garrison, a regional investment banking firm with its principal business address at 5599 San Felipe, Suite 301, Houston, Texas 77057. Mr. Wagner is the Managing Director of SV Capital Management, a private equity firm with its principal business address at 200 Concord, Suite 620, San Antonio, Texas 78216. None of SJCC or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5.        Interest in Securities of the Issuer

On January 24, 1997, the SJCC disposed of its beneficial ownership of 40,000 of the Shares in an open market transaction at a price of $12.768 per share.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            FEBRUARY 5, 1997
                                                                 (Date)


                                                         /S/ JOHN L. THOMPSON
                                                              (Signature)


                                                     JOHN L.  HOMPSON, PRESIDENT
                                                             (Name/Title)
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